

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 14, 2006

Via U.S. Mail and Fax
Jan Aaron Sigurgeirson
President
Coastal Media Inc.
1574 Gulf Road #3094
Point Roberts, WA 98281

> **Re:** **Coastal Media Inc.**
> **Amendment No. 1 to Form SB-2**
> **Filed July 19, 2006**
> **File No. 333-135852**

Dear Mr. Sigurgeirson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Registration Statement Cover Page

1.   Include the checked box on the cover page of the registration statement reflecting this as an offering being conducted pursuant to Rule 415.

Prospectus Cover Page

2.   Revise to disclose, as you do on page 3, that the offering period may be extended for an additional 90 days at the discretion of the Board of Directors.

3.   Revise this section, as well as the summary section, to disclose that you will receive net proceeds of $34,000 if you are successful in selling all of the shares at the offering price within the duration of the offering.

4.   We note your disclosure that there is no minimum per investor purchase amount. Therefore, clarify how purchases of fractional shares will be handled.

Summary of Prospectus, page 3

5.   Clarify here, as well as in the Plan of Distribution Section, whether subscribers have the right to withdraw their funds prior to completing the offering.

6.   Please state clearly here and in the Plan of Distribution section that changes in the material terms of the offering after the effective date of the registration statement would terminate the original offer and subscribers would then be entitled to a refund of their money. Material changes include the following:

- extension of the offering period beyond the disclosed time frame;
- change in the offering price;
- change to allow sales to affiliates in order to complete the offering; and
- change in the application of proceeds.

If the changes above occur, any new offering may be made by means of a post-effective amendment.

7.   Please note that if you decide to extend the offering period, you should inform investors that their money will be promptly returned pursuant to the terms described in the prospectus unless the investors make an affirmative statement to you that they wish to subscribe to the extended offer. Coastal Media must receive the investor's affirmative statement prior to the original expiration date of the offering. Revise this section and the Plan of Distribution section to clarify that your company will comply with these requirements if the offering period is extended beyond the original expiration date.

8.   Revise to clarify here, as well as in the Plan of Distribution section, how soon investors' funds will be returned if the offering is terminated for any reason (including if you are unsuccessful in selling 1.6 million shares during the offering period). We note your statement in a risk factor on page 7 that funds will be

promptly returned to investors if you are unable to sell the entirety of the shares registered by the Form SB-2 within the offering period.

Risk Factors, page 4

General

9.   It appears that the separate bank account into which investment proceeds will be deposited will be accessible to your officers and directors. Disclose in a separate risk factor the lack of any assurances that your officers and directors will be in a position to return funds to investors in your offering in the event you are unable to sell the 1.6 million shares. Your new risk factor should also address the risk that the company may prematurely use the offering proceeds before the satisfaction of the all or none condition.

Risks Associated with this Offering, page 6

10.   Include a separate risk factor disclosing that investors will receive less than what they originally invested if the offering is not successful because $6,000 of the proceeds will be released prior to the completion of the offering to pay the costs of this registration statement.

Interest of Names Experts and Counsel, page 13

11.   We note your disclosure in a risk factor on page 8 and in the Use of Proceeds section that the $6,000 cost of the registration statement will be paid from the proceeds of the offering. With a view towards further disclosure, please advise us why you did not describe the contingent basis of payment under Item 509 of Regulation S-B.

Description of Business, page 14

12.   Consider including a map that depicts the geographic area covered by your initial products.

13.   We note the disclosure throughout your prospectus that your two principals only intend on working limited part-time hours and you have no current plans to hire additional employees. Reconcile this with your disclosure on page 16 that management will be available Monday-Friday from 9am-5pm for customer assistance once you commence sales.

Exhibit 5

14.   Please advise Mr. Emas to revise his legal opinion to conclude that the shares to be sold under the Form SB-2 are duly authorized.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Derek B. Swanson, Attorney-Adviser at (202) 551-3366 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Joseph I. Emas
        Via Facsimile: (305) 531-1274